SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of September, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3813-6182
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Unibanco announces its Global Public Offering Highlights

Unibanco and Unibanco Holdings are proud to announce the main highlights of the Public Offering of Units (UBBR11), including Units in the form of Global Depositary Shares - GDSs (NYSE:UBB). The closing announcement was published in Brazil on September 23rd, 2005.

The Public Offering, one of the largest in the Brazilian market in the last years, amounted to approximately R$1.8 billion, including the total performance of the greenshoe option. Demand for Units and GDS surpassed the offering book by three times.

The offering price was R$20.49 per Unit and US$44.00 per GDS (traded at the New York Stock Exchange), representing a discount of less than 0.3% to the closing price.

The Public Offering added new and important institutional investors to Unibanco's shareholders' base, as well as around 1,000 individuals who participated in the Brazilian offering.

Following Unibanco's commitment to respect and incentive non-institutional investors, every single purchase order up to R$300,000 was completely fulfilled.

For any additional information, Unibanco's Investor Relations remains available by email, telephone and website, www.ir.unibanco.com.

São Paulo, September 27th, 2005

Please note that this is an English version of the Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

www.ir.unibanco.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 27, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.